SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Enservco Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Michael D. Herman

Debra Herman

501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

PF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 7,681,707
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 7,681,707
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,215,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 41.1%

14    TYPE OF REPORTING PERSON

IN

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,215,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 41.1%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.005 par value, of Enservco Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

(c)	Oil and gas industry professional. Mr. Herman’s primary employment is as an officer, director and control person of Enservco Corportion and its subsidiary and related entities. Enservco Corporation’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246. Mr. Herman is also the Chairman of the Board, principal shareholder, Interim President, and Interim Chief Executive Officer of Pyramid Oil Company (NYSE MKT:PDO), a company located in Bakersfield, California engaged in oil and gas exploration operations (www.pyramidoil.com). Pyramid Oil Company’s principal address is 2008 21st Street, Bakersfield, CA 93301. Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 12, 2013, Mr. Herman exercised a warrant to receive 2,111,000 shares of the Company’s restricted common stock for $0.55 per share. Mr. Herman used his personal funds in the amount of $1,161,050 to consummate the transaction. The warrant was issued to Mr. Herman pursuant to a November 2012 private placement in which the unit price was $350, and where each unit consisted of (i) 1,000 shares of common stock and (ii) a warrant to purchase 500 shares of common stock at $0.55 per share.

ITEM 4. PURPOSE OF THE TRANSACTION

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)             Mr. and Mrs. Herman each beneficially owns 14,215,367 common shares of Enservco Corporation, which amounts to approximately 41.1% of the total number of common shares currently outstanding.

(b)            Mr. Herman has sole voting and dispositive power over 7,681,707 common shares of Enservco Corporation. Mrs. Herman has sole voting and dispositive power over 6,533,660 common shares of Enservco Corporation.

(c)             On November 12, 2013, Mr. Herman exercised a warrant to receive 2,111,000 shares of the Company’s restricted common stock for $0.55 per share.

(d)            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Mr. Herman has, from the inception of Enservco’s banking relationship with its prior lender (including prior to the July 27, 2010 merger transaction) until a November 2012 refinancing by Enservco of its obligations with PNC Bank, N.A., been an unlimited guarantor of Enservco’s and its predecessors’ obligations to its prior lender. As a result of the refinancing, Mr. Herman's obligation to guarantee Enservco's banking indebtedness was reduced, but still exists. Beginning on October 3, 2013, Mr. Herman guarantees, to a limit of $100,000, Enservco’s obligations under a real property loan between Enservco and Academy Bank.

Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt. This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013
/s/ Michael D. Herman
By: Michael D. Herman

November 14, 2013
/s/ Debra Herman
By: Debra Herman